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                                December 16, 2022

       John L. Lubniewski
       Chief Executive Officer
       HTG Molecular Diagnostics, Inc.
       3430 E. Global Loop
       Tucson, AZ 85706

                                                        Re: HTG Molecular
Diagnostics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 6,
2022
                                                            File No. 333-268681

       Dear John L. Lubniewski:

               We have limited our review of your registration statement to that issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed December 6, 2022

       Plan of Distribution, page 20

   1. We note that you may enter into a securities purchase agreement directly with certain institutional investors
but investors that do not enter into a such an agreement shall rely solely on the
prospectus in connection with the purchase. Please provide additional disclosure regarding
this disparate treatment and how you intend to address details of transactions outside
of a securities purchase agreement, such as the number of
                                                        securities to be
purchased. Alternatively, revise to clarify that all investors will enter into the same agreement.
 John L. Lubniewski
FirstName LastNameJohn   L. Lubniewski
HTG Molecular   Diagnostics, Inc.
Comapany16,
December  NameHTG
              2022 Molecular Diagnostics, Inc.
December
Page 2    16, 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Benjamin Richie at 202-551-7857 or Abby Adams at 202-551-6902 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:      Asa Michael Henin